SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Air Products and Chemicals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

009158106

(CUSIP Number)

Stephen Fraidin, Esq.

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

(212) 813-3700

With a copy to:

Richard M. Brand, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, NY 10281

(212) 504-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	009158106

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 10,818,001
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 10,818,001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,818,001
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	This calculation is based on 217,724,491 shares of common stock, par value of $1.00 per share, of Air Products and Chemicals, Inc. (“Common Stock”), outstanding as of March 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on April 27, 2017 for the quarterly period ended March 31, 2017.

CUSIP No.	009158106

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 10,818,001
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 10,818,001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,818,001
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This calculation is based on 217,724,491 shares of Common Stock, outstanding as of March 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on April 27, 2017 for the quarterly period ended March 31, 2017.

CUSIP No.	009158106

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 10,818,001
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 10,818,001
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,818,001
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.97%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	This calculation is based on 217,724,491 shares of Common Stock, outstanding as of March 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on April 27, 2017 for the quarterly period ended March 31, 2017.

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on July 31, 2013 (the Original Schedule 13D, as amended and supplemented through the date of this Amendment No. 4, the “Schedule 13D”), and is filed by Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); PS Management GP, LLC, a Delaware limited liability company (“PS Management”); and William A. Ackman, a citizen of the United States of America (together with Pershing Square, and PS Management, the “Reporting Persons”), relating to the common stock, par value $1.00 per share (the “Common Stock”), of Air Products and Chemicals, Inc., a Delaware corporation (the “Issuer”). Pursuant to the PSV Partnership Agreements, as defined in the Original Schedule 13D, PSV GP ceased to be a Reporting Person for purposes of this Schedule 13D. Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. The principal executive offices of the Issuer are located at: 7201 Hamilton Boulevard, Allentown, Pennsylvania 18195-1501.

As of May 16, 2017, the Reporting Persons beneficially owned an aggregate of 10,818,001 shares of Common Stock, representing approximately 4.97% of the outstanding shares of Common Stock of the Issuer. The entirety of this number represents shares of Common Stock underlying over-the-counter American-style call options.

Except as specifically amended by this Amendment No. 4, items in the Schedule 13D are unchanged.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“On May 15, 2017, the Reporting Persons, on behalf of PS, PS II, Pershing Square International, and PSH: (a) sold 1,880,138 shares of Common Stock through a block transaction, and (b) unwound 2,119,862 over-the-counter American-style call options (the “Transactions”).

Since the date of the filing of Amendment No. 3, including the Transactions, the number of shares of Common Stock beneficially owned by the Reporting Persons has been reduced, in the aggregate, by 6,155,075.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“(a) , (b) The Reporting Persons beneficially own an aggregate of 10,818,001 shares of Common Stock (the “Subject Shares”), the entirety of which is in the form of over-the-counter American-style call options. The Subject Shares beneficially owned by the Reporting Persons represent approximately 4.97% of the shares of Common Stock issued and outstanding (based on 217,724,491 shares of Common Stock, outstanding as of March 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on April 27, 2017 for the quarterly period ended March 31, 2017).

(c) Exhibit 99.7, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Common Stock (or options relating to Common Stock) that were effected in the past 60 days by the Reporting Persons for the benefit of PS, PS II, Pershing Square International, and PSH. Except as set forth in Exhibit 99.7, no reportable transactions were effected by any Reporting Person within the last 60 days.

(e) As of May 15, 2017, each of the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

“The Reporting Persons unwound (through a sell to close transaction) over-the-counter American-style call options referencing a total of 2,119,862 shares of Common Stock which had expiration dates as set forth in Exhibit 99.7.”

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 99.7	Trading data.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2017

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of July 31, 2013, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC, PS V GP, LLC and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	September 25 Letter Agreement.*

Exhibit 99.4	Trading data.*

Exhibit 99.5	Form of Call Option Confirmation.*

Exhibit 99.6	Trading data.*

Exhibit 99.7	Trading data.

*	Previously Filed